SEC File No:333-167077

Cusip No:42541 10 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	June 30, 2012

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

[ ] For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FrogAds, Inc.

Full Name of Registrant

Former Name if Applicable

21820 Burbank Blvd., Suite 325

Address of Principal Executive Office (Street and Number)

Woodland Hills, CA 91367

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant toRule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonableeffort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K,Form 20-F, Form 11-K, FormN-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following theprescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distributionreporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following theprescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report orportion thereof, could not be filed within the prescribed time period.

Registrant has been unable to complete its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012within the prescribed time because of delays in completing the preparation of its financial statements and its management discussion and analysis. Therefore, the Registrant requires additional time in order to prepare and file its Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Julian Spitari	(310) 281-6094
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrantwas required to file such report(s) been filed? If answer is no, identify report(s). [X ]Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscalyear will be reflected by the earnings statements to be included in the subject report or portion thereof ? [ ] Yes [X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state thereasons why a reasonable estimate of the results cannot be made.

FrogAds, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2012	By	/s/ Julian Spitari
Julian Spitari, Chief Executive Officer